Buenos Aires, December 7, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

Messrs.

BOLSA DE COMERCIO DE BUENOS AIRES

NOTA PESA – LEGC 149/16

Ref.: Relevant Fact. Corporate Intragroup Reorganization.

Dear Sirs:

I am writing to the National Securities Commission (the “NSC”) and the Stock Exchange of Buenos Aires in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”), pursuant to the terms of Article 2, Section II, Chapter I, Title XII of the Rules of the NSC (the “NSC Rules”) and Article 23 et seq. of the Trading Rules of the Stock Exchange of Buenos Aires, as amended (the “Trading Rules”).

To that end, we would like to inform you that on this date, the Board of Directors of the Company (the “Board of Directors”) has approved, ad-referendum to future resolutions taken at the shareholders’ meetings of the Company (the “Shareholders’ Meetings”) and the corresponding approvals of the relevant regulatory entities, a corporate reorganization that consists of the merger by absorption between the Company, as the surviving party, and Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., as the absorbed parties, pursuant to the terms and conditions of Article 82 et seq. of the General Corporate Law, as amended, Article 77 et seq. of the Income Tax Law No. 20.628, as amended, the NCS Rules and the Trading Rules.

Likewise, the Board of Directors has also approved the terms and conditions of the preliminary merger agreement, the merger prospectus (subject to further approval by the NSC), the registration statement on Form F-4 related to the merger (filed with, and subject to declaration of effectiveness by, the U.S. Securities and Exchange Commission), the individual merger financial statements and the consolidated financial statements as of October 31, 2016.

In addition, the Board of Directors has approved, ad-referendum to future resolutions taken at the Shareholders’ Meetings and the corresponding approvals of the relevant regulatory entities, to set the exchange ratio of the merger at 0.3648 book-entry common shares of Pampa, with a nominal value of $ 1 per share and entitled to one vote per share, for each Class B ordinary share of Petrobras Argentina, with a nominal value of $ 1 per share and entitled to one vote per share. The exchange rate has been established using the average weighted price of the Class B ordinary shares and the American Depositary Shares (“ADSs”) of Petrobras Argentina and the average weighted price of the common shares and the ADSs of Pampa, for a period of 15 trading days immediately preceding the present date, in Argentina and the United States, as applicable.

Sincerely yours,

______________________

Victoria Hitce

Head of Market Relations